Exhibit 107

Calculation of Filing Fee Tables

Form F-1

(Form Type)

APRINOIA Therapeutics Inc.

(Exact Name of Registrant as Specified in Its Charter)

Table 1: Newly Registered

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered (1)	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price (2)	Fee Rate	Amount of Registration Fee (2)
Equity	Ordinary shares, par value $0.4 per share	Rule 457(a)	2,300,000	$14.00	$32,200,000	0.00014760	$4,753
Total Offering Amounts				—	$32,200,000	—	$4,753
Total Fees Previously Paid				—	—	—	$7,380
Total Fee Offsets				—	—	—	—
Net Fee Due				—	—	—	—

(1)	Includes 300,000 ordinary shares that the underwriters have the option to purchase
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended